UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces First Quarter 2026 Results for Production and Volume Sold per Metal

Lima, Peru, April 16, 2026 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q26 results for production and volume sold.

Production per Metal

		Three Months Ended March 31, 2026	2026 Guidance (1)

Gold ounces produced
El Brocal	61.43%	4,236	15.0k - 17.0k
Orcopampa	100%	14,992	42.0k - 47.0k
Tambomayo	100%	2,964	5.0k - 6.0k
Julcani	100%	2,464	9.0k - 11.0k
La Zanja	100%	3,694	14.0k - 17.0k
San Gabriel	100%	1,686	48.0k - 55.0k
Total Direct Operations (2)		30,035	133.0k - 153.0k
Coimolache	40.094%	23,480	90.0k - 100.0k
Total incl. Associated (3)		37,815	163.3k - 186.5k

Silver ounces produced
El Brocal	61.43%	607,751	1.5M - 1.7M
Uchucchacua	100%	594,110	2.5M - 2.8M
Yumpag	100%	2,083,483	7.9M - 8.7M
Orcopampa	100%	2,570	-
Tambomayo	100%	294,325	0.2M - 0.3M
Julcani	100%	299,297	1.3M - 1.5M
La Zanja	100%	13,760	-
San Gabriel	100%	840	-
Total Direct Operations (2)		3,896,136	13.4M - 15.0M
Coimolache	40.094%	118,721	0.3M - 0.4M
Total incl. Associated (3)		3,709,327	12.9M - 14.5M

Lead metric tons produced
Uchucchacua	100%	3,763	17.0k - 19.0k
Tambomayo	100%	517	0.5k - 0.6k
Julcani	100%	215	-
Total Direct Operations (2)		4,495	17.5k - 19.6k

Zinc metric tons produced
Uchucchacua	100%	6,968	27.0k - 30.0k
Tambomayo	100%	411	0.8k - 1.0k
Total Direct Operations (2)		7,379	27.8k - 31.0k

Copper metric tons produced
El Brocal	61.43%	10,811	48.0k - 53.0k
Julcani	100%	87	-
Total Direct Operations (2)		10,898	48.0k - 53.0k

1.	2026 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of April 2026.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

Volume Sold per Metal

Three Months Ended March 31, 2026

Gold ounces sold
El Brocal	1,826
Orcopampa	14,971
Tambomayo	2,667
Julcani	2,114
La Zanja	3,977
San Gabriel	0
Total Direct Operations (1)	25,554
Coimolache	19,656
Total incl. Associated (2)	32,731

Silver ounces sold
El Brocal	488,534
Uchucchacua	538,803
Yumpag	2,000,924
Orcopampa	2,615
Tambomayo	258,557
Julcani	252,233
La Zanja	18,932
San Gabriel	0
Buenaventura Trading (3)	22,011
Total Direct Operations (1)	3,582,609
Coimolache	103,223
Total incl. Associated (2)	3,435,568

Lead metric tons sold
Uchucchacua	3,451
Yumpag	170
Tambomayo	401
Julcani	165
Total Direct Operations (1)	4,187

Zinc metric tons sold
Uchucchacua	5,215
Tambomayo	325
Total Direct Operations (1)	5,540

Copper metric tons sold
El Brocal	9,960
Tambomayo	63
Julcani	0
Buenaventura Trading (3)	2,248
Total Direct Operations (1)	12,269

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is the vehicle through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde — a company in which Buenaventura holds a 19.58% stake. The concentrate is then sold on the spot market via Buenaventura Trading.

Average realized prices(1)(2)

Three Months Ended March 31, 2026

Gold (US$/Oz)	4,875
Silver (US$/Oz)	99.29
Lead (US$/MT)	1,798
Zinc (US$/MT)	3,316
Copper (US$/MT)	13,696

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Uchucchacua:

•	Silver production exceeded 1Q26 projections due to higher than anticipated silver grades.
•	1Q26 lead and zinc production was in line with projections.

Yumpag:

•	Silver production exceeded 1Q26 projections, driven by higher-than-expected grades.

El Brocal:

•	Copper and silver production exceeded projections in 1Q26, primarily due to higher grades from stopes which had been rescheduled to be mined in 1Q26 from 4Q25.
•	Gold production also outperformed guidance, driven by higher-than-budgeted grades as well as improved recovery during the quarter.

San Gabriel:

•	San Gabriel entered the ramp-up phase during 1Q26, with activities currently focused on the instrumentation of the grinding circuit and commissioning of tailings filtration system. During this phase, operating parameters are being optimized, resulting in lower ore throughput for the quarter and gold production below projections.
•	With production volumes continuing to ramp up, the Company expects to start recording sales volumes in 2Q26.

Coimolache:

•	Gold production for 1Q26 was in line with projections.
•	Silver production exceeded 1Q26 projections driven by higher-than-anticipated grades and recovery.

Julcani:

•	Gold production slightly exceeded projections, primarily due to higher ore throughput from the Rosario area.
•	However, silver production in 1Q26 was below projections, reflecting lower ore throughput and grades.

Tambomayo:

•	Silver and lead production exceeded projections in 1Q26, primarily driven by the prioritization of higher-grade ore from the upper sections of the mine.
•	However, gold and zinc production were below projections, reflecting lower grades in the areas mined during the quarter.

Orcopampa:

•	Gold production in 1Q26 exceeded projections, due to higher-than-budgeted grades.

La Zanja:

•	Gold production in 1Q26 was in line with projections.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: April 16, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer